UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MMAX MEDIA, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

60689J100

(CUSIP Number)

Celentano Consulting Company, LLC

Vincent L. Celentano, Manager

7000 West Palmetto Park Road, Suite 201

Boca Raton, FL 33433

954-234-0520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60689J100                                              13D                                              Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Celentano Consulting Company, LLC Tax ID: 27-2200438
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 41,339,618 shares (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 41,339,618 shares (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,339,618 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9% (2)
14		TYPE OF REPORTING PERSON CO

(1)

The securities are held by Celentano Consulting Company, LLC a Florida company by which Vincent L. Celentano serves as managing member. Includes 33,100,000 shares of common stock issuable upon the conversion of secured convertible notes in the principal amount of $165,000. Excludes up to 42,000,000 shares of common stock issuable upon conversion of 7% unsecured promissory notes in the aggregate principal amount of $210,000, the conversion of such notes is limited if, upon conversion, the holder thereof would beneficially own more than 4.9% of the Issuer’s outstanding common stock. The address of Celentano Consulting Company, LLC is 7000 West Palmetto Park Road, Suite 201, Boca Raton, FL 33433.

(2)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Issuer’s Common Stock outstanding as of February 28, 2013.

CUSIP No. 60689J100                                              13D                                              Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vincent L. Celentano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 41,339,618 shares (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 41,339,618 shares (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,339,618 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7% (2)
14		TYPE OF REPORTING PERSON IN

(1)

The securities are held by Celentano Consulting Company, LLC a Florida company by which Vincent L. Celentano serves as managing member. Includes 33,100,000 shares of Common Stock issuable upon the conversion of secured convertible notes in the principal amount of $165,000. Excludes up to 42,000,000 shares of Common Stock issuable upon conversion of 7% unsecured promissory notes in the aggregate principal amount of $210,000, the conversion of such notes is limited if, upon conversion, the holder thereof would beneficially own more than 4.9% of the Issuer’s outstanding Common Stock. The address of Celentano Consulting Company, LLC is 7000 West Palmetto Park Road, Suite 201, Boca Raton, FL 33433.

(2)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Issuer’s Common Stock outstanding as of February 28, 2013.

CUSIP No. 60689J100                                              13D                                              Page 4 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2013 by Celentano Consulting Company, LLC, a Florida limited liability company (“CCC”) and Vincent L. Celentano, an individual resident of the State of Florida (CCC and Vincent L. Celentano collectively referred to herein as the “Reporting Person”).  Capitalized terms used and not otherwise defined have the respective meanings set forth in the Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On February 28, 2013, CCC completed the acquisition of a series of Issuer unsecured promissory notes in the aggregate principal amount of $210,000. The notes bear interest at an annual rate of 7% and are payable on or before 12 months from the date of issuance. Subject to certain limitations below, the notes may be converted at any time, at the option of the holder, into shares of the Issuer’s Common Stock at a conversion price of $0.005 per share, subject to adjustment. The conversion of the notes may be limited if, upon conversion, the holder thereof would beneficially own more than 4.9% of the Issuer’s Common Stock.

Item 5.

Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Issuer’s Common Stock outstanding as of February 28, 2013.  Celentano Consulting Company, LLC owns 46,452,297 shares of the Issuer’s Common Stock, which includes 33,100,000 shares of Common Stock issuable upon the conversion of secured convertible notes in the principal amount of $165,000 and excludes up to 42,000,000 shares of Common Stock issuable upon conversion of 7% unsecured promissory notes in the aggregate principal amount of $210,000, the conversion of such notes is limited if, upon conversion, the holder thereof would beneficially own more than 4.9% of the Issuer’s outstanding Common Stock (the Beneficial Ownership Limitation”). This amounts to approximately 37.9% of the outstanding shares as of February 28, 2013, assuming conversion of the secured convertible notes.  The percentage amount would significantly increase in the event the unsecured notes did not contain the Beneficial Ownership Limitation.  Pursuant to Rule 13d-3, the Reporting Person is deemed the beneficial owner of such shares of the Issuer’s Common Stock that he can acquire within 60 days of the date hereof.

(b)

By virtue of his position as Manager, Vincent L. Celentano has sole power to vote and dispose of the Common Stock beneficially owned by CCC reported in this Schedule 13D.

(c)

Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)

Not applicable.

Item 7.

Material to be Filed as Exhibits.

Exhibit

Description

4.1

Form of Unsecured Promissory Note (filed as an exhibit to Issuer’s current report on Form 8-K dated February 28, 2013, as filed with SEC on March 6, 2013)

CUSIP No. 60689J100                                              13D                                              Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2013	Celentano Consulting Company, LLC

	By:	/s/ Vincent L. Celentano
	Name:	Vincent L. Celentano
	Title:	Manager

Dated: March 7, 2013		/s/ Vincent L. Celentano
Vincent L. Celentano, individually